

Mail Stop 3561

April 20, 2009

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
Guangri Tower, Suite 702
No. 8 Siyou South, 1st Street
Yuexiu District
Guangzhou, China 510600

> **Re:** **China Medicine Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-51379**

Dear Mr. Yang:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services